SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2002

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated December 23, 2002.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

PRESS RELEASE	FOR IMMEDIATE PUBLICATION

CGI questions relevance of Cognicase’s Poison Pill

Montreal, Quebec, December 23, 2002 – CGI Group Inc. (“CGI”) (TSX: GIB.A; NYSE: GIB) announced today that it has sought the intervention of the Commission des valeurs mobilières du Québec and the Ontario Securities Commission to block the shareholders’ rights plan adopted by Cognicase Inc. (“Cognicase”) on December 19, 2002.

CGI is disappointed with the undue delay Cognicase is trying to create by the adoption of the shareholders’ rights plan. CGI believes that by putting in a poison pill, Cognicase is denying its shareholders their opportunity to capitalize on the premium contained in CGI’s Offer. In light of what CGI regards as unfair for the Cognicase’s shareholders, it has filed today a complaint letter to seek the intervention of the appropriate regulatory authorities to compel Cognicase to withdraw its shareholders’ rights plan. The intervention is being sought on the grounds that, among other things:

(a)	the shareholders’ rights plan is entirely tactical, having been adopted on December 19, 2002, after the announcement of the CGI Offer on December 6, 2002 and long after the first intimation that CGI would advance an acquisition proposal;

(b)	the shareholders’ rights plan has not been approved by the shareholders of Cognicase, nor has the Board of Cognicase indicated that any non-management shareholder has endorsed the adoption of the plan in the face of the CGI Offer. In fact, Cognicase’s largest shareholder National Bank of Canada supports the CGI Offer which the plan has been designed to delay and disrupt;

(c)	Cognicase has been aware since September, 2002 of CGI’s interest in an acquisition of or business combination with Cognicase. Cognicase has had months to consider alternatives to the CGI Offer and to identify possible offers and already has several parties who have executed confidentiality and standstill agreements as disclosed in its December 19, 2002 Directors’ Circular. In these circumstances, the decision to adopt a shareholders’ rights plan is difficult for Cognicase to justify; and

(d)	the CGI Offer is open to all shareholders of Cognicase and is not coercive, unfair or improper in any respect. The Offer price represents a significant premium over the price level at which Cognicase’s shares had been trading in the 5 months prior to the Offer. The Offer price also represents a 94% premium over Cognicase’s book value per share of approximately $2.19 as at September 30, 2002, which reflects the recent goodwill impairment charge described hereafter. At the time of reporting its year-end 2002 unaudited financial results on November 20, 2002, Cognicase announced, after completing its preliminary annual goodwill impairment test as required under the new CICA rules regarding goodwill and other intangible assets, that substantially all of its goodwill, amounting to $478.5 million, was impaired. The CGI Offer is also generous when considered in light of the fact that i) Cognicase has structured several of its unsatisfied payment obligations in respect of acquisition transactions so that they are accelerated upon a change of control and that ii) Cognicase’s December 19 Directors’ Circular mentioned previously unquantified potential payments to certain officers and key employees of Cognicase representing a series of severance allowances and additional payments (amounting to as much as 54 months of compensation) as well as special retention bonuses which may become payable upon a change of control and which, in aggregate, total approximately $15 million. The

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economic impact of such arrangements has not been used by CGI to reduce its Offer price even though it makes the cost of the Offer substantially greater.

The CGI Offer announced on December 6, 2002 represents a 25% premium over the closing price of the Cognicase shares on the Toronto Stock Exchange (“TSX”) on the day prior to the announcement of the Offer and a 39.9% and 50.4% premium over the 20-day and 90-day weighted average closing price of the Cognicase shares on the TSX, respectively, on such date.

In the Directors’ Circular of Cognicase dated December 19, 2002, Cognicase has indicated that it is in contact with parties who may have an interest in pursuing alternative transactions. The nature of these transactions has not been described. Cognicase has also stated that its Board is also considering some strategic alternatives to the CGI Offer. Again, the strategic alternatives have not been described. CGI has indicated to the Board of Directors of Cognicase that if any of these alternative transactions or strategic alternatives include the sale of significant assets or otherwise materially affect the business of Cognicase and impair the value of Cognicase, a condition of the CGI Offer will have been breached. CGI will not proceed with its Offer should that occur. It seems clear from the Board’s failure to describe any alternative transaction in its Directors’ Circular in any detail that the CGI Offer is the only valid basis for the Board to maximize value for its shareholders.

The CGI Offer is opened for acceptance until midnight (Montreal Time) on January 13, 2003, unless withdrawn or extended.

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ more than 14,600 professionals. CGI’s annualized revenue run-rate totals CDN$2.3 billion (US$1.5 billion). As at September 30, 2002, CGI’s order backlog totalled CDN$10.4 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and

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similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information
CGI, Investor Relations
Ronald White
Director, Investor Relations
(514) 841-4803

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: December 23, 2002	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary